Exhibit 11

Rural Cellular Corporation, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Years ended December 31,					Six months ended

	1998	1999	2000	2001	2002	June 30, 2003

Earnings (loss)
Pretax income (loss)	(6,624)	4,887	(39,253)	(49,212)	21,162	22,699
Add back: fixed charges as disclosed below	18,511	27,846	89,943	132,027	113,502	26,688
Less: capitalized interest	(148)	(97)	(420)	—	—	—

Earnings (loss) as adjusted	11,739	32,636	50,270	82,815	134,664	49,387
Computation of fixed charges
Interest expense	17,599	26,649	87,590	129,260	110,597	25,235
Capitalized interest	148	97	420	—	—	—
Portion of rent expense representative of interest factor	764	1,100	1,933	2,767	2,905	1,453

Total fixed charges	18,511	27,846	89,943	132,027	113,502	26,688
Earnings (deficiency) to fixed charges	(6,772)	4,790	(39,673)	(49,212)	21,162	22,699
Ratio of earnings to fixed charges	—	1.17X	—	—	1.19X	1.85X

•	Fixed charges consist of all interest, whether expensed or capitalized, amortization of debt costs, and the portion of rent expense representing interest.

•	Earnings consist of income before income tax, cumulative effect adjustment, and preferred stock dividends plus fixed charges reduced by capitalized interest.

•	The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings.